

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road
Fengtai District, Beijing, PRC

      Re: ZW Data Action Technologies Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 001-34647

Dear Handong Cheng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Disclosure Review Program

cc: Vivien Bai